
March 21, 2011

Mr. Ang Kang Han
Sooner Holdings, Inc.
Long Shan Development Area
Han Jiang Town, ShiShi City
Fujian PRC

> **Re:** **Sooner Holdings, Inc.**
> **Form 8-K**
> **Filed February 14, 2011**
> **File No. 000-18344**
> **Form 10-K/A for Fiscal Year Ended**
> **September 30, 2010**
> **File No. 000-18344**

Dear Mr. Ang:

We have reviewed your Form 8-K filed on February 14, 2011. We have also reviewed your Form 10-K/A for Fiscal Year Ended September 30, 2010. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, filed February 14, 2011

Description of Business, page 5

1. Please provide the basis for your statements in this section. As non-exclusive examples, we note your statements "[w]e are one of the largest Fujian synthetic polyurethane leather…manufacturer[s] for the shoe industry in China" and that Fujian Province is the "shoe manufacturing center in China." Please also provide the basis for your statements in the *Development of Leather*, *Our industry*, *Increasing Demand for Artificial and Synthetic Leather*, *PU Applications, Market*, and *Manufacturing* sections on pages seven through 11. Please disclose the entity that is the source of the information, the name of the publication in which the information is included, the date of the publication, and how an investor may access the publication.

Overview, page 5

2.   We note the company is involved, in part, in the design, manufacture and sale of PU leather. Please expand the business disclosure to discuss in greater detail the design aspect of your business.

3.   Please expand the business disclosure to discuss the company's plan to expand its "sales to other industries" as stated on page five.

4.   We note your plan to build two new PU leather factories. In an appropriate location in your disclosure, please revise to more specifically discuss this plan. Among other details, please disclose any known dates, costs, necessary financing terms or arrangements, etc.

5.   We note your characterization of Fujian Feiying Plastic Co., Ltd. (FFP) and Feiying Industrial Co., Ltd. (San Ming) as variable interest entities on page five. Please revise to describe in greater detail what variable interest entities are and how this characterization will impact your company.

6.   We note your diagram on page seven. We further note that Mr. Ang established FFP and San Ming and that you have the ability to "direct the activities" of the entities. Please discuss in greater detail your relationship with these entities and revise your diagram if appropriate.

7.   Please revise to disclose the material terms of the call option agreements with FFP and San Ming, in an appropriate location in your disclosure. Also, it appears that FFP and San Ming will obtain land use rights from the government that will transfer to the registrant as part of the call option. In your discussion, please address whether such transfer of land use rights is permissible without the consent of the government.

History, page 5

8.   Please discuss in greater detail the disposal of your subsidiaries, ND Acquisition Corp., Charlie O Business Park Incorporated and Sooner Communications, Incorporated, including the dates of those dispositions and the impact upon related parties.

9.   Please disclose Sooner Holdings' SEC reporting history and the time period during which it did not file required reports. Please disclose the potential impact on the company.

10.   Revise to clarify when Shishi Feiying Plastic Co., Ltd. began the production of PU leather for sale in China.

11.   Please revise to describe with greater specificity Shishi Feiying Plastic Co., Ltd.'s acquisition of all the assets of its footwear business from Shishi Changsheng Shoe Industry Co., Ltd., including the principal terms of the acquisition.

PU Leather, page 7

12.   We note that you have established a resin paste plant to support your production needs and that "the new base cloth production line is expected to start operations in 2012." Please revise to discuss in greater detail the sources and suppliers of base cloths and raw materials for base cloth production.

13.   Please revise to clarify your statement on page 12 that you plan to export 20-30% of your PU leather production by 2011. If already exporting this volume at this time, state this is the case and disclose to whom, where and in what quantity you are exporting.

14.   We note that you plan to "work closely with [your] distributors to explore direct sales opportunities to large-scale customers outside of China" on page 13. Please discuss in greater detail this plan for expansion. Please describe potential large-scale customers.

Footwear, page 15

15.   We note that you had one distributor account for more than 10% of your sales revenue for each year end December 31, 2008 and December 31, 2009. Please revise here and where appropriate to disclose the name of the distributor. Also, please disclose the principal terms of the agreement with this distributor and file the agreement as an exhibit or explain why you are not required to file as an exhibit.

Property, page 18

16.   Please revise to describe your properties in greater detail. Discuss each principal property separately, including in your discussion the square footage, use, adequacy and suitability of the property. In this regard we note, among other properties, your disclosure pertaining to your resin paste plant on page 12. See Item 102 of Regulation S-K, including Instruction 1.

17.   Please revise to address the progress and estimated completion of your San Ming factory. Please describe this proposed factory according to Item 102 of Regulation S-K. Please provide similar information for the proposed FFP plant.

18.   We note your discussion on new manufacturing facilities. Please reconcile this disclosure with your disclosure on page 12 addressing the company's plans for construction of a base cloth production plant.

Intellectual Property, page 19

19.   Please explain why your "core technology" is not suitable for patent protection and why you believe the patent application process could result in "leakage of core technology."

Employees, page 19

20.   Please revise to disclose the total number of employees in addition to the number of full time employees as required by Item 101(h)(4)(xii) of Regulation S-K. Also, please revise to disclose the meaning and purpose of "social insurance" as used on page 19.

Risk Factors, page 19

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

21.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

22.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

23.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c) the nature of his or her contractual or other relationship to you;
d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

24.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   a)   the name and address of the accounting firm or organization;
   b)   the qualifications of their employees who perform the services for your company;
   c)   how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   d)   how many hours they spent last year performing these services for you; and
   e)   the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

25.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
   a)   why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   b)   how many hours they spent last year performing these services for you; and
   c)   the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

26.   We note based on your disclosure on page 43 that you have not established an audit committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

27.   We note your section entitled Risks Related to Doing Business in China and that several risk factors address PRC governmental regulations. Please revise your PRC Government Regulations section, beginning on page 16, to include all regulations that affect your business. As a non-exclusive example, we note your discussion regarding Circular 75 on pages 28-29. See Item 101(h)(4)(ix) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

28.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. Please include a thorough discussion of your plans for expansion within and outside your current industry as well as within and outside the PRC, addressing your capital needs and resources.

Results of Operations, page 37
General

29.   Please revise the analysis of your operating results for each period to describe and quantify underlying material activities that generated income statement variances between periods by reportable segment. For example, provide additional detail explaining the change in revenues related to the increase in the number of products sold compared to changes in product pricing. Your revised disclosure should also provide additional detail explaining the relationship between your financial statement line items such as the variances in costs of goods sold and gross profit as a percentage of revenues. Please ensure to separately quantify the effect of each causal factor you cite as an underlying reason for material changes in your financial statement amounts.

Liquidity and Capital Resources, page 39
General

30.   Please expand your discussion on company liquidity and capital resources. Include in
        that discussion, among other details, all internal and external sources of liquidity and any
        material unused sources of liquid assets and the material terms of your short term loans
        and note payables with financial institutions. In this regard, we note your disclosure
        under "Certain Relationships and Related Transactions" regarding money transfers
        between the company and related parties. You disclose that money was transferred
        between the parties "for cash flow purposes." Please expand your disclosure to explain
        the reasons for the transfers, including the "cash flow purposes" that are served, and
        quantify the transfers between the related parties for the time periods covered by the
        financial statements. Please explain your reliance on these transfers going forward. See
        Item 303(a)(1) of Regulation S-K.

31.   We note that you anticipate existing cash and accounts receivable will be sufficient to
        meet working capital requirements for the remainder of the fiscal year. We note that as of
        September 10, 2010, you had $1,391,929 in cash, $13,052,373 in receivables and
        $3,540,057 in working capital. Please provide a more detailed discussion on how the
        company anticipated its working capital requirements will be met with its existing cash
        and accounts receivable.

32.   Please revise your disclosures to include a more detailed analysis of the components of
        your statements of cash flows (i.e., operating, investing, and financing activities) that
        explains the significant year-to-year variations in the line items and the resulting impact
        on your capital position in each period for which financial statements are provided.

33.   We note your receivables from related parties have increased from approximately
        $643,000 at December 31, 2009 to $5.1 million at September 30, 2010. During the same
        period, your short-term loans and notes payable grew from $7.0 million to $11.9 million.
        Please revise to (i) disclose the terms of these receivables and (ii) clarify how you
        evaluate the extension of credit to these related parties in the context of your liquidity
        position.

34.   Please expand this disclosure to discuss and quantify the costs associated with the two
        new plants referenced under "Overview" and elsewhere in your filing. For each plant,
        please disclose and quantify the costs to date and the anticipated costs and time frame
        until completion.

Off-Balance Sheet Arrangements, page 40

35.   Please relocate disclosure about loans and note payable under a separate, appropriate heading. Please disclose the principal terms of each material loan or note, including due dates, covenants or ongoing borrower requirements, interest payable, etc. In this regard, it appears that the loan agreements filed as exhibits to the Form 8-K have all expired, except for Exhibit 10.11. Please file the current agreements as exhibits or explain.

36.   Please disclose the principal terms of all off-balance sheet arrangements and file the related agreements as exhibits to the Form 8-K, in accordance with Item 601(b)(10) of Regulation S-K. For example, we are unable to find exhibits that relate to several guarantees.

37.   In the cover letter with the amended filing, please list each loan or note payable and each guarantee and, for each, specify the related agreement by exhibit number.

Directors, Executive Officers and Corporate Governance, page 41

38.   Please revise your officer and director biographies to include titles and beginning and end dates of each position, by month and year, including the individual's current position(s). In this regard we note that it is unclear how long Mr. Cunningham has been a director for the company and during what time Ms. Wu was general manager of Shishi Changsheng Shoes Industry. Please also include Mr. Cunningham's age and Mr. Huang's additional position as a company director, if this is the case, in your table on page 41. See Item 401(a)(b) and (e) of Regulation S-K.

39.   Please revise each director's background to discuss the "specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director" for the company. See Item 401(e)(1) of Regulation S-K.

40.   We note that Messrs. Huang and Wu's biographies state that they are company directors. We further note your statements that "Mr. Cunningham will resign upon the effective appointment of Huang Jin Bei and Wu Hong Wei as directors" and that "[o]nly Mr. Ang and Mr. Cunningham are directors" as of the filing date on pages 42 and 46, respectively. Please clarify your disclosure here and where appropriate. Additionally, please supplementally disclose how many directors the company has and any bylaw or articles of organization provisions discussing number of directors.

Executive Compensation, page 43

41.   We note you provide compensation information for the fiscal years ended December 31, 2008 and December 31, 2009. Please disclose compensation for the fiscal year ended December 31, 2010.

42.   Please revise to include the information required by Item 402(o) of Regulation S-K. We may have further comment.

43.   To the extent executive compensation has changed or will change as a result of the reverse merger with a public company, please clearly discuss the material changes.

Security Ownership of Certain Beneficial Owners and Management, page 44

44.   Please add a table which includes the outstanding common stock and the common stock underlying the convertible preferred stock. See Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 46

45.   We note that High-Reputation Assets Management Longshan Limited is a related entity. Please revise to disclose all owners of this entity or advise. It does not appear from the disclosure that Ms. LiLing is the only owner.

46.   We note Exhibits 10.4, 10.7 and 10.8, which appear to be agreements under which Shishi Changsheng Shoes Industry Co., Ltd. guarantees debt of the registrant. The agreements appear to have expired. Please discuss in your disclosure in the appropriate locations, or advise.

Market Price of and Dividends on Our Common Equity and Related Stockholder Matters, page 48

47.   Please revise this section to provide the disclosure required by Item 201(a)(2) of Regulation S-K.

48.   Please provide the information in the Shareholders section as of the "latest practicable date" as called for by Item 201(b) of Regulation S-K. We note that you present security ownership of management and certain beneficial owners as of February 14, 2011. It is unclear why December 23, 2010 is the latest practicable date given the small number of shareholders and your disclosure that management holds the majority of your shares.

Description of Securities, page 49

49.   We note your statement "[a]ll of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable." Such statement is a legal conclusion and may not be made by the company. Please remove or attribute the statement to counsel, filing such opinion as an exhibit to the Form 8-K.

Shishi Feiying Plastic Co., Ltd. Financial Statements
Notes to Financial Statements
1. Business of the Company and Liquidity

50.   We note the current corporate structure consists of Chinese Weituo Technical Limited, a holding company that was incorporated in the British Virgin Islands, Hong Kong Weituo Technical Limited, a holding company incorporated in Hong Kong and ShiShi Feiying Plastic Co., Ltd, a Chinese operating company registered as a wholly foreign owned enterprise in China in December 2003. Please provide us with a detailed discussion of how your current corporate structure came to existence. Please ensure your discussion provides the incorporation date for each entity, the shareholders of each entity, the timing and nature of each transaction, the consideration exchanged and how you accounted for each transaction.

2. Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-7

51.   Please revise your policy to clarify, if true, that all amounts presented as cash equivalents per your balance sheet represent highly liquid investments with an original maturity of three months or less. Refer to FASB ASC 230-10-20.

Accounts Receivable, page F-7

52.   We note your receivable balance significantly increased between December 31, 2009 and September 30, 2010 from approximately $681,000 to $8 million, respectively. We also note you concluded that no allowance for doubtful accounts was necessary at each period end. Please revise to disclose your terms of extending credit (i.e. number of days), at what point you determine a receivable to be past due, at what point you determine a receivable is uncollectible and how you reserve for your receivables (e.g. 50% of balance if past due X number of days). If such information differs by reportable segment, state so.

Revenue Recognition, page F-12

53.   Please revise to describe your revenue-producing activities and the related revenue recognition policies. Please ensure your revised revenue recognition policy discloses how each of the four criteria per SAB 104 specifically applies to revenue stream for PU Leather and Footwear (i.e., sales to distributors, sales to customers, etc).

3. Related Party Receivable, page F-14

54.   We note you have a significant amount of receivables to related parties. Please revise to disclose the business purpose of these receivable arrangements. Also, clarify to us the business of these related entities and if you consummate any other financial transactions with these entities (e.g. revenue, capital expenditures, etc.).

10. Related Party Transactions, page F-19

55.   We note your disclosure here which states that you have determined that you are not the primary beneficiary of your two variable interest entities, Fuijian Feiying Plastic Co. Ltd. and Feiying Industrial Co., Ltd.; therefore their operations are not being consolidated. This disclosure appears to be inconsistent with your disclosure on page 5 and page 35 which states that these entities are consolidated in your financial statements in accordance with U.S. generally accepted accounting principles. Please clarify or revise. Please note your discussion should provide a detailed analysis of your variable interest entities and the impact of FASB ASC 810-10-15.

56.   We note you entered into call option agreements with FFP and San Ming in January 2011. Upon entry into these agreements, consideration was transferred and such consideration will be applied to the total purchase price if the option is exercised. Please revise to disclose the implications on the consideration transferred, in each arrangement, if the option is not exercised prior to expiration.

Exhibit 99.1

Unaudited Pro Forma Condensed Consolidated Financial Statements
General

57.   We note that you have provided a pro forma balance sheet and income statement for the year ended December 31, 2010. Please provide a detailed discussion to support your presentation as it relates to the guidance in Rule 8-05 of Regulation S-X, specifically Rule 8-05(b).

Unaudited Pro Forma Statement of Operations

58.   Please revise to present earnings per share and weighted shares outstanding. Please note that in a recapitalization the weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger.

Note 4 – Adjustments to Unaudited Pro Forma Financial Statements

59.   We noted from the disclosure on page 50 that upon the completion of the Securities and Exchange Agreement the company will affect a 1 for 18.29069125 reverse stock split and all of the Series A preferred stock will convert into common stock. Please include the impact of these transactions in the pro forma financial statements.

60.   We reviewed your pro forma adjustments and it is unclear how adjustment (b) is appropriate. Pro forma adjustments shall give effect to events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Accordingly, please revise to remove the adjustment from the face of the pro forma financial statements. If you continue to believe your adjustment is appropriate, please provide a detailed explanation supporting your conclusion and justify how the adjustment is directly attributable to the transaction, factually supportable, and expected to have a continuing impact.

Exhibits
General

61.   We note your statement on page 55 that you filed an amendment to your Certificate of Incorporation on February 11, 2011. We further note from your exhibit list that you are incorporating by reference your certificate of incorporation, as amended, from a Form 10-KSB for the year ended December 31, 1995.   Please reconcile this disclosure and additionally file this amendment as an exhibit hereto, in accordance with Item 601(b)(3) of Regulation S-K.

Form 10-K/A for Fiscal Year Ended September 30, 2010

Item 9A(T). Controls and Procedures, page 21
General

62.   Please confirm in future filings that, in addition to being signed by the company's principal executive officer and principal financial officer, the report will be signed by the company's principal accounting officer. See Form 10-K, General Instructions D(2)(a).

63.   We reviewed your revised disclosure in response to our prior comment two in our comment letter dated February 10, 2011. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to provide the disclosures required by Items 308T(a)(2), 308T(a)(4) and 308T(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director